UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the months of January 2004 through October 2004

Commission File Number:  0-32115

Enterra Energy Trust (Translation of registrant's name into English)

2600, 500-4th Avenue S.W. Calgary, Alberta T2P 2V6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	Material Change Report dated January 20, 2004
99.2	Initial Annual Information Form dated May 19, 2004
99.3	Revised Initial Annual Information Form dated May 19, 2004
99.4	Cover letter dated September 29, 2004
99.5	Form 52-109FT2 – Certification of Interim Filings – CEO dated August 4, 2004
99.6	Form 52-109FT2 – Certification of Interim Filings – CFO dated August 4, 2004
99.7	Cover Letter dated October 27, 2004
99.8	Material Change Report dated October 28, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2005

Enterra Energy Trust

By:

/s/ E. Keith Conrad

Name:

E. Keith Conrad

Title

President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Material Change Report dated January 20, 2004
99.2	Initial Annual Information Form dated May 19, 2004
99.3	Revised Initial Annual Information Form dated May 19, 2004
99.4	Cover letter dated September 29, 2004
99.5	Form 52-109FT2 – Certification of Interim Filings – CEO dated August 4, 2004
99.6	Form 52-109FT2 – Certification of Interim Filings – CFO dated August 4, 2004
99.7	Cover Letter dated October 27, 2004
99.8	Material Change Report dated October 28, 2004